Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Paul Scott
Taylor Rafferty, London
+44-20-7614-2900
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE RESULTS OF ITS INSURANCE SUBSIDIARIES FOR THE 1ST QUARTER OF 2005

LUXEMBOURG/PORTUGAL – May 26, 2005 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: esf), announced today the non-audited results, according to IAS, of its insurance subsidiaries Companhia de Seguros Tranquilidade (“Tranquilidade”) (non-life), Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) and Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life), for March 2005.

HIGHLIGHTS

Tranquilidade’s net profits reached 5.1 million Euros and the combined ratio 96.6%

ES Seguros posts 1.5 million Euros net profits, and a good performance in the combined ratio

Tranquilidade Vida’s net profits reached 10.8 million Euros, despite the low yields in the capital markets

Combined net profits for the three companies reached 17.4 million Euros in March 2004

New Accounting Framework

According to regulation 16/06/2002 of the European Council and Parliament, companies having their securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1st January 2005 in accordance with IFRS. ESFG’s insurance subsidiaries do not have their securities admitted to trading in a regulated market in a Member State; however, ESFG falls within that category and since the results of its insurance subsidiaries are materially relevant to ESFG’s own consolidated results, it has been decided that their March 2005 accounts should be prepared and presented in accordance with IFRS.

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The IAS 39 and IFRS 4 standards were adopted by Tranquilidade, ES Seguros and Tranquilidade Vida on 1st January 2005, as permitted by IFRS 1. The other standards, which have a lesser impact, were adopted on 1st January 2004. The transition adjustments for the conversion of Generally Accepted Accounting Principles in Portugal (the local principles) to IFRS have been accounted for in Shareholders’ Funds on 1st January 2005. However, because the transition adjustments must conform with accounting standards in force on 31st December 2005, the quantification effects of such a transition must be considered provisional and subject to changes which, depending on the actual standards, could be material.

Thus, the comparison between the first quarter results for 2005 and those of the previous year are difficult. In order to somewhat facilitate this comparison, the 2004 accounts have been reclassified in accordance with IFRS, although the numbers have been calculated in accordance with the local principles except for the IFRS standards mentioned in the above paragraph.

Tranquilidade

Tranquilidade’s net profits for March 2005 reached 5.1 million Euros, reflecting a decrease in financial income due to the low interest rates in the capital markets.

Premiums grew 10.0% to 99.2 million Euros, with very strong growth in strategic products, such as Health and Personal Accidents.

The increase in the claims ratio net of reinsurance was due to the lesser use of reinsurance, compared with the same period in the previous year, as a consequence of lower claims ratios in property, which is the business line with the highest reinsurance session rate.

General costs continued to show a very positive evolution, with the costs to premiums ratio decreasing from 21.6% in March 2004 to 20.2% in March 2005.

Tranquilidade’s statutory combined ratio at the end of March 2005 was 96.6%, the same level reached in March 2004, and explained by the trends in costs and claims’ ratios.

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Main Operating Indicators and Variables

€ millions
	Mar. 2004	Mar. 2005	Var.
Balance Sheet
Investments	504.0	578.7	14.8%
Net assets	745.9	847.9	13.7%
Shareholders' funds	150.0	175.5	17.0%
Unearned premium reserve	94.9	108.8	14.6%
Claims reserves (gross)	412.2	465.6	13.0%
Claims reserves (net of reinsurance)	370.7	418.4	12.9%
Technical reserves (gross)	515.0	575.4	11.7%

Profit and Loss Account
Gross written premiums (GWP)	90.2	99.2	10.0%
Net written premiums	75.8	84.0	10.8%
Costs of claims (gross)*	52.1	58.0	11.3%
General costs	19.5	20.0	2.6%
Net operating costs	24.0	24.8	3.3%
Net profits	5.5	5.1	-7.3%
Claims ratio (gross)*	65.9%	67.3%	1.4	pp
Claims ratio (net of reinsurance)*	69.8%	73.9%	4.1	pp
Combined ratio	96.6%	96.6%	0.0	pp

Productivity
Number of policies	986,642	1,102,612	11.8%
GWP / Number of employees	0.427	0.455	6.6%
General costs / GWP	21.6%	20.2%	-1.4	pp
General costs / Number of employees	0.092	0.092	0.0%

Other
Number of employees (including employees transferred from ESIA in 2005)	844	871	3.2%

*With allocated claims' handling expenses

Espirito Santo Seguros

Net profits reached 1.5 million Euros in March 2005.

Gross written premiums grew 8.6%, from 14.0 million Euros in March 2004 to 15.2 million Euros in March 2005. Net written premiums increased by 7.6% to 14.2 million Euros and general costs increased by 8.7% to 2.5 million Euros, representing, at the end of March 2005, 16.4% of gross written premiums. The combined ratio increased slightly from 88.4% to 89.0% over the same time period.

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Main Operating Indicators and Variables
€ millions

	Mar. 2004	Mar. 2005	Var.
Balance Sheet
Investments	44.7	61.6	37.8%
Net assets	52.9	69.9	32.1%
Shareholders' funds	15.9	19.9	25.2%
Unearned premium reserve	15.5	17.2	11.0%
Claims reserves (gross)	16.5	25.6	55.2%
Claims reserves (net of reinsurance)	15.1	22.6	49.7%
Technical reserves (gross)	32.3	42.7	32.2%

Profit and Loss Account
Gross written premiums (GWP)	14.0	15.2	8.6%
Net written premiums	13.2	14.2	7.6%
Cost of claims (gross)*	8.2	9.4	14.6%
General costs	2.3	2.5	8.7%
Net operating costs	3.1	3.4	9.7%
Net profits	1.3	1.5	15.4%
Claims ratio (gross)*	61.3%	63.1%	1.8	p.p.
Claims ratio (net of reinsurance)*	64.3%	65.9%	1.6	p.p.
Combined ratio	88.4%	89.0%	0.6	pp

Productivity
Number of policies	321,553	339,083	5.5%
Premiums/Number of employees	1.219	1.241	1.8%
General costs/GWP	16.4%	16.4%	0.0	pp

General costs/Number of employees	0.202	0.202	0.0%
Other
Number of employees	46	49	3

*With allocated claims' handling expenses

Tranquilidade Vida

Tranquilidade Vida showed net profits of 10.8 million Euros at end March 2005.

When analysing the premium performance, it is important to note that the insurance contracts with significant risk as well as the products with profit sharing have been treated in accordance with IFRS 4, whilst the other products (such as unit linked products and products without profit sharing), are treated in accordance with IAS 39. The premiums, claims and changes in mathematical provisions related to the products treated under IAS 39 are not included as revenues and costs, but included, for their net value, under Investment Contracts.

In accordance with these principles, the table below, shows that gross premiums decreased 10.0% to 94.0 million Euros in March 2005 against March 2004 and that amounts delivered treated under IAS 39 declined 6.8% to 119.5 million Euros in March 2005 against March 2004.

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To enable us to compare these figures with the rest of the Portuguese market and to quote market shares, we will now treat the two amounts in aggregate, considering as “premiums” the aggregate of the two above mentioned amounts. Thus “premiums” declined 8.3% to 213.5 million Euros, corresponding to a 12.6% market share in March 2005, down from 16.5% in March 2004.

This reduction is principally due to private pension plans (PPR) (where premiums declined 33.0%), namely single premium plans, which were marketed on the basis of fiscal benefits at entry, that have been discontinued. Tranquilidade Vida is presently emphasising the marketing of periodic premium policies through its distribution channels in order to reverse this decline until the end of the year. In spite of a decline from 33.1% to 18.6% in market share in terms of premiums, Tranquilidade Vida maintained its leadership in terms of mathematical reserves, with an unchanged market share of 28.7%, highlighting the loyalty of its clients in this strategic product.

Premiums from capitalization products showed a 1.0% increase in March 2005, with unit linked products increasing their weight from 30.2% in March 2004 to 50.1 % in March 2005.

In terms of traditional risk products, Tranquilidade Vida’s premiums increased 7.7%, equivalent to a 12.2% market share in March 2005, reflecting a slight decline from March 2004.

Tranquilidade Vida’s financial income declined 28.2% as a consequence of the declines in the domestic and international capital markets; this affected mostly unit linked products.

Claims increased 144.5% in March 2005 to reach 179.2 million Euros. This increase is due mainly to greater maturity volumes in March 2005.

Operational costs remained flat in March 2005, as a consequence of the rigorous cost containment measures introduced over recent years.

The 8.3% reduction in Shareholders’ funds in March 2005 is partly due to the conversion into IFRS, which took place in the beginning of January of 2005, which accounts for 49.3 million Euros.

Tranquilidade Vida’s solvency ratio increased from 192.7% in March 2004 to 196.2% in March 2005, under local criteria.

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Principal Operating Indicators and Variables
€ millions
	Mar. 2004	Mar. 2005	Var.
Balance Sheet
Investments	5,540.3	5,738.8	3.6%
Net assets	5,632.2	5,806.8	3.1%
Shareholders’ funds	278.1	255.0	-8.3%
Technical provisions	3,901.9	3,995.8	2.4%
Investment contracts	1,139.2	1,443.8	26.7%

Profit and Loss Account
Premiums written-direct business	104.5	94.0	-10.0%
Cost of claims	73.3	179.2	144.5%
Mathematical provisions (variation)	51.1	-73.4	-243.6%
Share in results	3.3	0.0	-100.0%
Results from investment contracts	0.6	0.8	33.3%
Financial results	62.1	44.6	-28.2%
Operational costs	4.0	4.0	0.0%
Other income	0.9	1.4	55.6%
Net profit	5.7	10.8	89.5%

Profitability/Productivity
Net profits / Shareholders’ funds	8.2%	16.9%	8.7	pp
Net profits / Net assets	0.4%	0.7%	0.3	pp
Net profit / Number of employees (thousand Euros)	72	142	97.2%

Other
Number of employees	79	76	-3.8%
Solvency ratio (local criteria)	192.7%	196.2%	3.5	pp
Amounts delivered IAS 39	128.2	119.5	-6.8%
Premiums IFRS 4	104.5	94.0	-10.0%
Total premiums in Portugal	232.7	213.5	-8.3%

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Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.